

March 19, 2024

Torstein Hagen
Chief Executive Officer and Chairman of the Board
Viking Holdings Ltd
94 Pitts Bay Road
Pembroke, Bermuda HM 08

      **Re: Viking Holdings Ltd**
          **Amendment No. 2 to Draft Registration Statement on Form F-1**
          **Submitted March 8, 2024**
          **CIK No. 0001745201**

Dear Torstein Hagen:

We have reviewed your amended draft registration statement and have the following comment.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our February 21, 2024 letter.

Amendment No. 2 to Draft Registration Statement on Form F-1

Market and Industry Data, page 6

1. We note your response to prior comment 1 and reissue it. Please file consents for all commissioned third party reports referenced and summarized in the registration statement pursuant to Rule 436, including the studies by Alter Agents. For reference, see Question 233.02 of Securities Act Rules Compliance and Disclosure Interpretations.

Please contact Jenifer Gallagher at 202-551-3706 or Karl Hiller at 202-551-3686 if you have questions regarding comments on the financial statements and related matters. Please

Torstein Hagen
Viking Holdings Ltd
March 19, 2024
Page 2

contact Timothy S. Levenberg at 202-551-3707 or Karina Dorin at 202-551-3763 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc:     Gregg A. Noel, Esq., of Skadden, Arps, Slate, Meagher & Flom LLP